Exhibit 99


            IFG DECLARES THREE-FOR-TWO STOCK SPLIT
             IN FORM OF 50-PERCENT STOCK DIVIDEND

Also Declares Regular Quarterly Dividend of 16 Cents Per Share

MINNEAPOLIS, October 31, 1995 -- Inter-Regional Financial Group (NYSE: IFG), parent company of regional broker-dealers Dain Bosworth Incorporated, Minneapolis, and Rauscher Pierce Refsnes, Dallas, today reported that its board of directors has declared a three-for-two stock split to be effected in the form of a 50-percent stock dividend payable on December 20 to shareholders of record at the close of business on December 6.

According to Irving Weiser, chairman and chief executive officer, "We are pleased that IFG shares have been trading at record highs in recent weeks, and we are taking this step to broaden public interest in and improve the trading liquidity of the company's stock."

IFG reported that approximately 150,000 shares remain to be repurchased under the 400,000-share repurchase program approved by the board in April 1994. After the stock dividend, there will be approximately 12.1 million IFG shares outstanding, including 219,300 shares remaining to be repurchased under the share-repurchase authorization.

In other action, the IFG board also declared a regular quarterly cash dividend of 16 cents per share of common stock (pre-split) payable on December 5 to shareholders of record at the close of business on November 21. There are presently 8,067,681 shares of IFG common stock outstanding.

Inter-Regional Financial Group is, through Dain Bosworth Incorporated and Rauscher Pierce Refsnes, Inc., one of the nation's largest full-service regional brokerage and investment banking companies. IFG's two broker-dealers serve individual, institutional, corporate and governmental clients in 24 states, predominantly in the western half of the United States. IFG also is the parent company of Regional Operations Group, Inc., which provides brokerage operations and technology services to IFG broker-dealers and correspondent firms, and IFG Asset Management Services, Inc., which provides financial services to IFG's broker-dealers, and which, through Insight Investment Management, manages the Great Hall Funds and other institutional fixed income accounts. The company's common stock is traded on the New York Stock Exchange under the symbol IFG.

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CONTACT:  B. J. French, Corporate Communications (612) 371-2363